




Ab 4/5

AB 3/13

12014187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 65577

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2011___ AND ENDING ___DECEMBER 31, 2011___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKBOOK CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

        420 LEXINGTON AVENUE SUITE 300
                  (No. and Street)

NEW YORK	NEW YORK	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

        MICHAEL DAMSKY CPA, P.C.
              (Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____ FRANKLIN OGELE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BLACKBOOK CAPITAL LLC _____ , as of _____ DECEMBER 31 _____ , 20__11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                            _____
                                                                      Signature

                                                            _____
                                                                        Title

_____
          Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKBOOK CAPITAL LLC

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors of
BLACKBOOK CAPITAL LLC
New York, New York

Gentlemen:

We have audited the balance sheet of BlackBook Capital LLC, as of December 31, 2011 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of BLACKBOOK CAPITAL LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles, the rules of the Securities and Exchanges Commission, and the Public Company Accounting Oversight Board.

Also, we have examined the supplementary schedules on pages 7, 8 and 9, and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky CPA, P.C.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 24, 2012

BLACKBOOK CAPITAL LLC
BALANCE SHEETS
DECEMBER 31, 2011

ASSETS

Current Assets:

Cash	$ 203,563
Due From Broker	103,535
Securities	30,267
Prepaid Expenses	35,267
	372,632

Fixed Assets:	12,455
Less: Accumulated Depreciation	3,022
	9,433

Other Assets:	
Loan Receivable	2,786
Security Deposit	1,140
	3,926
	$ 385,991

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Due to Broker	$ 58,994
Accounts Payable and Accrued Expenses	59,931
	118,925
Partner's Capital:	267,066
	$ 385,991

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL LLC

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2011

Revenue:

Commissions	$ 1,320,749
(Loss) on Sale of Securities	(16,298)
Other Income	179,575
	1,484,026
Expenses	1,409,403
Net Income (Loss) Before Taxes	74,623
Members Equity - Beginning of the year	142,617
Prior Period Adjustment	(174)
Capital Contribution	50,000
Members' Equity - End of year End of the year	$ 267,066

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL LLC .

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:

Net Income (Loss)	$ 74,623
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,022
(Increase) Decrease in due from broker	13,330
(Increase) Decrease in prepaid expenses	(14,214)
Increase (Decrease) in due to broker	57,971
(Increase) in Long Securities	(30,267)
Increase (Decrease) in accrued Expenses	(16,625)
Net cash provided by operating activities	86,840

Cash Flows from Investing Activities:

Decrease in Security Deposit	$ 2,952
Purchase of Equipment	(9,930)
Net cash (used in) investing activities	(6,978)

Cash Flows from Financing Activities:

(Decrease) in Loans Payable	$ (21,709)
(Increase) in Loan Receivable	(2,786)
Capital contribution	50,000
Net cash (used in) financing activities	25,505

Net (Decrease) Increase in cash	105,367
Cash at beginning of year	98,196
Cash at end of year	$ 203,563

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL LLC

STATEMENT OF CHANGES IN PARTNERS CAPITAL

YEAR ENDED DECEMBER 31, 2011

Balance at January 1, 2011	4	$ 142,617
Capital Contribution		50,000
Prior Period Adjustment		(174)
Net Income (Loss)		74,623
Balance at December 31, 2011		$ 267,066

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL LLC ..

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - **ORGANIZATION**: BlackBook Capital LLC ("The Company") is successor to Franklin Christopher Investment Bankers, Inc. BlackBook Capital LLC was originally formed in the state of Delaware on November 10, 2009 as Franklin Christopher Investments LLC. The company name was changed to BlackBook Capital LLC effective March 1, 2010. The Company is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer

NOTE 2 - **SUMMARY OF ACCOUNTING POLICIES**: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The company clears its customer accounts through another member broker.

The Company operates as a limited liability company and is a disregarded entity for income tax purposes. Consequently, the individual members recognize profits and losses of the Company and any related tax liability thereon, on the Members income tax return.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - **NET CAPITAL REQUIREMENTS**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $100,000 at December 31, 2011. At December 31, 2011 the Company's Net Capital was $113,900 in excess of the required Net Capital.

BLACKBOOK CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 4 -   **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker, the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

NOTE 5 -   **STOCKHOLDERS' EQUITY**: During the year ended December 31, 2011 one of the member's contributed $50,000.00 to the company.

SUPPLEMENTARY INFORMATION

BLACKBOOK CAPITAL LLC ..

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2011

Computation of Net Capital:

1.	Total Ownership Equity	$ 267,066
	Add: Allowable Subordinated Liabilities	-
		$ 267,066
3.	Less: Ownership Equity not allowed for net capital	48,626
		218,440
4.	Less: Haircuts on Securities	4,540
	Net Capital	$ 213,900

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	7,929
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	213,900
5.	Excess Net Capital	$ 113,900

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 118,925
7.	Non Aggregate Indebtedness Liabilities	-
		$ 118,925

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL LLC ..

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2011

Audited Net Capital $ 213,900

Net Capital per Focus Part IIA $ 229,273

Difference $(15,373)

Additional Accruals $(43,001)
Change in Due Clearing Broker   28,146
Increase in Non-Allowable Assets   (2,786)
Increase in Haircut   2,268

                                                      $(15,373)

"See Accompanying Notes and Accountants' Report"

BLACKBOOK CAPITAL LLC

EXPENSES

YEAR ENDED DECEMBER 31, 2011

Clearing Charges	$ 85,814
Regulatory Fees	43,388
Commissions	1,081,474
Communications	22,694
Occupancy	61,793
Insurance	11,070
Professional Fees	19,146
Operations	84,024
	$ 1,409,403

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

February 24, 2012

BlackBook Capital LLC
New York, New York

Gentlemen:

We have examined the Financial Report of BlackBook Capital LLC as required by the Financial Industry Regulatory Authority as of December 31, 2011, and have issued a report thereon dated February 24, 2012. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2011 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2011 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 24, 2012

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

To the Members of BlackBook Capital LLC
New York, New York

We have examined the financial statements of BlackBook Capital LLC as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2011 and have issued a report thereon dated February 24, 2012. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of BlackBook Capital LLC for the year ended December 31, 2011. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2011, to December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, the company understated SIPC revenues in that it erred in recording clearing accounts, resulting in n additional balance due of $71.00. In all other respects nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of BlackBook Capital LLC taken as a whole.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Deer Park, New York
February 24, 2012



> ✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 29388 (Please retain this number for further inquiries regarding this form)
Submitted By: fogele
Submitted Date: Mon Feb 27 21:57:36 EST 2012

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*

Michael Damsky, CPA PC

PCAOB #*

3647

Auditor Address - Street*	City*	State*	Zip Code*
40-3 Burt Drive	Deer Park	NY	11729

Auditor Main Phone Number*

631-595-2073

Auditor Signing Partner Name*

Michael Damsky

Signing Partner Direct Phone Number*

631-595-2073

Signing Partner Email Address*

hanapoppy@aol.com

FYE: 2011-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

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